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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3

                               (Amendment No. 10)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                 Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                      (CUSIP Number of Class of Securities)


                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [X] None of the above.
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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


                            CALCULATION OF FILING FEE
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Transaction Valuation*                                      Amount of Filing Fee

$73,589,850 (1)...............................................    $14,717.97 (2)
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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.


 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,717.97
Filing Parties: Convergys Corporation and Convergys Israel Investments Ltd. Form or Registration No.: Schedule 14D-1
Date Filed: July 2, 1999

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                                  INTRODUCTION


         Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Transaction Statement on Schedule 13E-3 originally filed on April 1, 1999, as amended (the "Schedule 13E-3"). As previously indicated, pursuant to the recently completed offer to purchase (the "July Tender Offer") all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), Sub purchased 2,275,824 Shares at the purchase price of $25.00 per Share, net to the Seller in cash.

         Sub has commenced the compulsory acquisition procedure pursuant to
Section 236 of the Companies Ordinance [New Version], 5743-1983, of the State of Israel, as described in the previously distributed offer to purchase materials. On September 1, 1999 Sub gave notice of the compulsory acquisition of the remaining Ordinary Shares of the Company that it did not acquire during its recent tender offers for the Company's Shares. Sub currently owns 7,299,378 Shares, or 95.4% of the Shares outstanding. There are 355,334 outstanding Shares that are not currently owned by Sub, which constitute 4.6% of the Company's outstanding Shares.


ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

Item 1(b) is amended and supplemented by adding the following:

         (b) The class of equity securities and the amount of such outstanding securities being sought are 355,334 Ordinary Shares, New Israeli Shekel 1 Par Value, of the Company. There were 7,654,712 Shares outstanding as of August 25, 1999. As of August 25, 1999 there were 9 holders of record of Ordinary Shares.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) is amended and supplemented by adding the following:

         (a) On September 1, 1999 Sub gave notice of the compulsory acquisition of the remaining Ordinary Shares of the Company that it did not acquire during its recent tender offers for the Company's Shares. The information set forth in "Special Factors - Background of the Offer" and "Section 7: Companies Ordinance Section 236" of the Offer to Purchase dated July 2, 1999 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Items 6(a) and (b) are amended and supplemented by adding the following:

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         (a) Sub will obtain all funds for the compulsory acquisition of Shares from Parent in the form of capital contributions, loans or advances. Parent anticipates funding the capital contributions or advances through one or more of a combination of cash on hand and other internally generated funds, commercial paper, privately placed notes and arranged bank credit facilities.

         (b) Sub believes that the only expenses to be incurred in connection with the compulsory acquisition will be printing, mailing of the notice and other miscellaneous costs estimated to be $1,000.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 8 is amended and supplemented by adding the following:

         (a) - (b) Pursuant to the July Tender Offer, Sub purchased 2,265,824 Shares at the Offer Price of $25.00 per Share. The Company reasonably believed the transaction to be fair to unaffiliated security holders, for the reasons set forth in the Offer to Purchase dated July 2, 1999. There have been no changes in the circumstances that would cause Sub's belief to change. Sub continues to believe that the transaction is fair to unaffiliated security holders. Sub currently owns 95.4% of the outstanding Shares of the Company, therefore the liquidity of the Shares has decreased. On September 1, 1999, the day on which Sub gave notice of the compulsory acquisition, the last reported closing sales price of the Shares on the Nasdaq National Market was $27.25 per Share.

         (c) - (e) Since the transaction is the compulsory acquisition pursuant to Section 236 of the Israeli Companies Ordinance, the approval of at least a majority of unaffiliated security holders is not required, and a majority of the directors who are not employees of the Company (i) has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of such transaction or preparing a report concerning the fairness of such transaction and (ii) has not approved or disapproved such transaction.

         (f)      Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

Item 9 is amended and supplemented by adding the following:

         (a) Neither Parent, Sub nor the Company has received any report, opinion or appraisal from an outside party which is materially related to the compulsory acquisition.

         (b)      Not applicable.

         (c)      Not applicable.

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ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10 is amended and supplemented by adding the following:

         (a) Sub currently owns 7,299,378 Shares, or 95.4% of the Shares outstanding.

         (b) On August 19, 1999, Sub purchased 2,700 Shares at the price of $24.875 per Share and 1,000 Shares at the price of $24.750 per Share, in private purchases.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

Item 12(b) is amended and supplemented by adding the following:

         (b) The Company's Board of Directors has expressed no opinion and has not made any recommendation with respect to the compulsory acquisition.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

Item 13(a) is amended and supplemented by adding the following:

         (a) Since the proposed transaction is the compulsory acquisition of Shares pursuant to Section 236 of the Israeli Companies Ordinance, appraisal rights are not applicable to this transaction and, thus, are not available to security holders.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 3, 1999                      Convergys Israel Investments Ltd.




                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  Vice President


                                              Convergys Corporation



                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  General Counsel and Secretary